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                                                                      Exhibit 99

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                             CANADA NEWSWIRE [LOGO]
                 GIVE US YOUR MESSAGE. WE'LL GIVE YOU THE WORLD.


CERTICOM CORP.
CANADIAN QUOTES FROM TELENIUM                                    [CERTICOM LOGO]
CIC. (TSE)
OTHER SYMBOLS
CERT (NASDAQ)

ATTENTION BUSINESS/TECHNOLOGY EDITORS:

@ROAD(TM), INC. TO INCORPORATE CERTICOM ENCRYPTION TECHNOLOGY INTO ITS LOCATION-RELEVANT INTERNET SOLUTIONS




     HAYWARD, CA, June 28 /CNW/ - Certicom (Nasdaq: CERT: TSE: CIC), a leading provider of mobile e-commerce security, and @Road(TM), Inc., a leading Internet information services company that integrates GPS technology, wireless communications and the Internet to provide location-relevant solutions for businesses and consumers on the move, today announced a license agreement whereby @Road, Inc. will integrate Certicom's elliptic curve cryptography (ECC) technology into its location-specific, m-commerce Internet products and services.

     Certicom's industry-leading ECC technology will help @Road ensure that subscriber information and transactions processed through the @Road wireless Internet network will remain secure. @Road will integrate Certicom's technology into its wireless-enabled iLM(TM) (Internet Location Manager) device and into its network servers to secure and protect the content of transmissions as they travel between the @Road network and the iLM devices located in @Road subscriber vehicles.

     "Our subscribers rely on the @Road network to access and share proprietary information between their offices and their mobile workforce, so it is imperative that we provide a highly secure network environment," said Michael Walker, @Road vice president of engineering. "Certicom's trusted ECC technology provides the tight security and high processing speed required for the mission-critical, real-time and secure communications @Road subscribers demand."

     @Road is a leading provider of location-relevant Web and wireless-enabled productivity enhancement solutions for business and consumers on the move. The company launched its first Internet-based m-commerce solution with the introduction of FleetASAPsm, a vehicle management solution accessed through the Internet. FleetASAP services include vehicle location to within 30 meters, computer-generated reports on time, mileage and stops, and other mobile resource management tools. @Road product initiatives are designed to leverage core technologies to provide service in supply chain management, mobile Web access for businesses and consumers, as well as providing applications-hosting and operations services.

     "With the dramatic increase of wireless Internet communications between the enterprise and the mobile workforce, security remains a key issue for the user," said Richard Depew, Certicom executive vice president of field operations. "The addition of our trusted, full strength security in innovative


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solutions provided by companies like @Road enables the adoption of enterprise-wide mobile computing solutions by assuring that critical and sensitive corporate data will not be compromised." About Elliptic Curve Cryptography Developed for a broad range of computing platforms and maximum interoperability, Certicom's Elliptic Curve Cryptography (ECC) technology enables strong, high performance security for many pieces of the computing infrastructure, including the new generation of small form-factor products such as handheld computers, pagers, cell phones and smart cards. Certicom's patented implementation of ECC technology provides a more efficient alternative to conventional public key cryptographic algorithms in many mobile and wireless environments, allowing for faster processing speed, reduced bandwidth usage and decreased battery requirements. These advantages make Certicom's ECC-based security technology particularly well suited to mobile devices that incorporate less powerful processors, such as handheld computing devices, Internet-enabled phones and two-way pagers.

     About @Road(TM), Inc.

     Based in Fremont, CA, @Road is a leading Internet information services company that integrates location technologies, wireless communications and the Internet to provide location-relevant solutions for businesses and consumers on the move. FleetASAP, powered by @Road, is the first of these solutions, offering vehicle management services through the Internet.

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies, such as Palm, Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a wide range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Certicom is a registered trademark of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

     %SEDAR: 00003865E

-30-

For further information: Certicom contacts: Lorraine Kauffman, Public


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Relations, Certicom Corp., (510) 780-5417, lkauffman@certicom.com; Jessica
Johannes, Lutchansky Communications for Certicom, (408) 938-9050, x 15, jessica@lcomm.com; @Road(TM), Inc. contact: Nancy Harrison, Ariel West Corporate Communications, @Road, Inc., (714) 540-7387, nancyharrison@arielwest.com